Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

December 31, 2019

    TURQUOISE HILL

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the audited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the year ended December 31, 2019. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this MD&A, unless the context otherwise dictates, a reference to the “Company”, “we” or “our” refers to Turquoise Hill Resources Ltd. and a reference to “Turquoise Hill” refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 44.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 24.

The effective date of this MD&A is March 20, 2019.

December 31, 2019	Page| 1

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

TABLE OF CONTENTS

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2019	3

OPERATIONAL OUTLOOK FOR 2020	5

2021 OUTLOOK	5

OUR BUSINESS	6

SELECTED ANNUAL FINANCIAL INFORMATION	6

SELECTED FINANCIAL METRICS	7

OYU TOLGOI	9

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL	13

GOVERNMENT RELATIONS	14

CORPORATE ACTIVITIES	16

INCOME AND OTHER TAXES	17

LIQUIDITY AND CAPITAL RESOURCES	18

SHARE CAPITAL	19

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY	19

OFF-BALANCE SHEET ARRANGEMENTS	20

CONTRACTUAL OBLIGATIONS	20

CHANGES IN ACCOUNTING POLICIES	21

CRITICAL ACCOUNTING ESTIMATES	21

RECENT ACCOUNTING PRONOUNCEMENTS	23

RISKS AND UNCERTAINTIES	24

RELATED-PARTY TRANSACTIONS	37

SELECTED QUARTERLY DATA	39

NON-GAAP MEASURES	40

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	42

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	43

AUDIT COMMITTEE OVERSIGHT	43

QUALIFIED PERSON	44

CAUTIONARY STATEMENTS	44

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION	44

MANAGEMENT’S REPORT TO SHAREHOLDERS	47

December 31, 2019	Page| 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2019

Full Year 2019

●

Safety is a top priority and is critical to our continued success. The Oyu Tolgoi mine achieved another strong AIFR of 0.16 per 200,000 hours worked for the year ended December 31, 2019. AIFR steadily declined since 2013, dropping 64% from 2013 through 2019.

●	Full year copper production of 146,346 tonnes vs original guidance range of 125,000 – 155,000 tonnes.

●	Full year gold production of 241,840 ounces vs original guidance range of 180,000 – 220,000 ounces.

●	Full year mill throughput of 40,777,225 tonnes, an increase of 5% over 2018.

●	Revenue of $1.2 billion in 2019 decreased 1.2% over 2018, impacted by lower copper production partly offset by higher gold revenue driven by a higher average annual gold price in 2019.

●	Cash used in operating activities before interest and taxes was $341.7 million, a decrease from $363.0 million generated in 2018, primarily reflecting the impact of reduced revenue.

●

For 2019, Oyu Tolgoi’s cost of sales was $2.25 per pound of copper sold (2018: $2.25), C1 cash costs[1] were $1.37 per pound of copper produced (2018: $1.59) and all-in sustaining costs[1] were $2.08 per pound of copper produced (2018: $2.20).

●

Total operating cash costs[1] of $774.5 million for 2019 came in under the Company’s revised guidance and decreased 5.2% over 2018. This decrease was due to lower freight and royalty costs driven by lower volumes of concentrate sold and lower sales revenue respectively, and lower milling costs due to lower maintenance costs. These were partly offset by higher power study costs in 2019 compared to 2018.

●	Underground expansion capital for 2019 was $1.2 billion, meeting the upper-end of the Company’s revised guidance.

●

At the end of December 2019, Turquoise Hill had approximately $2.2 billion of available liquidity, split between remaining project finance proceeds of $0.5 billion and $1.7 billion of cash and cash equivalents. We currently expect to have enough liquidity to fund our operations and underground development into Q2 2021.

●

Shaft 2 construction was completed in October 2019, and was fully commissioned in February 2020. The service hoist allows for the movement of 300 people per cage cycle, adding to the maximum of 60 people per cage cycle through Shaft 1, while the production hoist has the ability to lift 35,000 tonnes of material to surface daily.

●

Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are now underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020.

●

Since the restart of underground development in June 2016, 32.9 total equivalent kilometres and 155.3 cubic kilometres of mass excavation has been completed. Mining of the primary crusher 1 excavation which is over 30,000 cubic metres in volume was completed in June 2019 and handed over for civil construction work to commence.

1 Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Detailed analysis work on the final mine design is still anticipated to be completed during the first half of 2020, and the Definitive Estimate, which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is still expected to be delivered in the second half of 2020.

●

In May 2019, the Parliamentary Working Group (PWG) concluded and submitted its report to the Economic Standing Committee. From the report, a Resolution was put forward by the PWG and passed unanimously in a plenary session of the Parliament of Mongolia on November 21, 2019 and published on December 6, 2019.

●

The Tavan Tolgoi Power Plant (TTPP) Feasibility Study was submitted to the Government of Mongolia on February 17, 2020 by Oyu Tolgoi LLC. The study is based on a 300 MW coal fired power plant to be located at the Tavan Tolgoi coal fields approximately 150 kilometres from Oyu Tolgoi.

●

In February 2020, the Company announced that Oyu Tolgoi LLC has been unable to reach a resolution of its dispute with the Mongolian Tax Authority with respect to its tax assessment, and will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions of the Investment Agreement and the Underground Plan.

●

In March 2020, the Company announced that following the first positive test for COVID-19 in Mongolia, the Government of Mongolia increased its restrictions on flights in and out of the country and on the movement of goods and people within and across its borders. The Company announced there would be a slowdown on the underground project, the full impact of which is unknown at this time. The Company will update the market once more information is available.

Fourth quarter 2019

●

Copper production in Q4’19 of 32,906 tonnes was lower compared to Q4’18 due to decreased head grade driven by the transition from Phases 4A and 6A, to Phase 4B, Phase 6B and lower grade stockpiles. As anticipated gold production in Q4’19 of 24,344 ounces was significantly lower compared to Q4’18 due to the planned transition from Phase 4A to the lower grade sources of Phase 4B and stockpiles.

●

In Q4’19, mill throughput was higher than the same quarter of 2018 due to overall feed hardness being lower as a result of increased Phase 4B ore and Phase 6B ore, as well as lower grade stockpiles material feed in blending. Mill availability and equipment utilization were higher in Q4’19 than the same period of 2018.

●	Shaft 2 construction was completed in October 2019 and the fully certified state commissioning certificate for Shaft 2 being received on February 19, 2020.

●

Work advanced at Shaft 4 with the sinking stage installed into the shaft barrel and headframe modules installed. Work on the commissioning of the headframe and winder buildings is well advanced ahead of the commencement of sinking in the second quarter of 2020. At Shaft 3, we completed the construction of the sinking gantry and it was placed into the shaft during the first week of January 2020. Headframe module placement has commenced.

●

A decision was made in Q4 to retain a mid-access drive only on the apex level of the mine design of Panel 0 (P0). This is one of a number of integral decision points in narrowing options to complete the final P0 mine design, however it is too early to accurately determine the potential impact on the overall cost or schedule. Recent work, including the mid-access drive decision, indicates that the schedule delay is within the 16 to 30 months range but is trending away from the lower end.

●

Productivity improvements resulted in increased underground lateral development rates during the fourth quarter, with an average rate of 1,607 equivalent metres (eqm) per month compared to 1,214 eqm in the third quarter, with December seeing a record 1,809 eqm.

December 31, 2019	Page| 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Revenue of $221.4 million in Q4’19 decreased 36.0% from $346.2 million in Q4’18, primarily due to both a 79.2% decrease in gold production and a 20.7% decrease in copper production, reflecting the transition from mining Phase 4A to lower grade Phase 4B and stockpiles.

●	Cash used in operating activities before interest and taxes was $42.4 million, a decrease from $146.1 million generated in Q4’18, primarily reflecting the impact of reduced revenue.

●	Cost of sales was $2.46 per pound of copper sold, C1 cash costs[2] were $2.21 per pound of copper produced, and all-in sustaining costs[2] were $2.97 per pound of copper produced.

●

Total operating cash costs[2] of $194.6 million in Q4’19 decreased 19.7% from $242.3 million in Q4’18. This was principally due to lower milling and mining costs due to lower maintenance costs and lower royalty costs due to lower sales revenue.

●	During Q4’19 underground development spend was $289.7 million, resulting in total project spend since January 1, 2016 of approximately $3.5 billion.

OPERATIONAL OUTLOOK FOR 2020

Oyu Tolgoi is expected to produce 140,000 to 170,000 tonnes of copper and 120,000 to 150,000 ounces of gold in concentrates in 2020 from both the open pit and the beginning of the underground development material being processed. Although the mid-point copper production range guidance is higher in 2020 versus the 2019 guidance, a lower gold production year is expected for 2020. This is due to the need to mine through lower grade material on the periphery of the South West pit as Phase 4B sinks towards the highest gold and copper grades in the bottom of the pit. It is anticipated that the higher grade ore will be accessed in 2021, resulting in a significant increase in gold production in 2021. Mill throughput for 2020 is expected to be approximately 40 million tonnes.

Operating cash costs2 for 2020 are expected to be $800 million to $850 million.

Capital expenditure for 2020 on a cash-basis is expected to be approximately $80 million to $120 million for open-pit operations and $1.2 billion to $1.3 billion for the underground development exclusive of any expenditure on power.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground development capital includes both expansion capital and VAT.

C1 cash costs2 are expected to be in the range of $1.80 to $2.20 per pound of copper produced, up from 2019 guidance largely reflecting the reduced gold production estimate. Unit cost guidance assumes the midpoint of expected 2020 copper and gold production ranges and commodity assumptions of $2.71 per pound copper and $1,362 per ounce gold.

2021 OUTLOOK

Production in 2021 is expected to increase to a range of 170,000 to 200,000 tonnes of copper, and 450,000 to 500,000 ounces of gold, as we transition to the higher grade ore in the lower benches of the pit and continue to increase the amount of underground development material processed.

2 Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi mine is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits distributed over a 12 kilometres interval of a 25 kilometres corridor of Mineralization. The first of those (the Oyut deposit) was put into production as an open-pit operation in 2013. A second deposit, Hugo North (Lift One), is under development as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2020 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and ore characteristics.

At the end of Q4’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 13,800, of which 93% were Mongolians.

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31

	2019	2018	2017

Revenue	$1,166.0	$1,180.0	$939.8

Income (loss) for the year	$(476.9)	$394.3	$110.9

Net income (loss) attributable to owners of Turquoise Hill	$(150.5)	$411.2	$181.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$(0.07)	$0.20	$0.09

Total assets	$12,822.4	$13,312.0	$12,833.3

Long-term liabilities

Borrowings and other financial liabilities	$4,187.3	$4,187.3	$4,159.1

Decommissioning obligations	$104.2	$131.6	$125.7

Deferred income tax liabilities	$79.2	$47.9	$25.8

Note: Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS.

December 31, 2019	Page| 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

SELECTED FINANCIAL METRICS (1)

	4Q	4Q	Change	12 months	12 months	Change

	2019	2018		2019	2018

Revenue	221.4	346.2	-36.0%	1,166.0	1,180.0	-1.2%

Income (loss) for the period	109.5	95.0	--	(476.9)	394.3	--

Income (loss) attributable to owners of Turquoise Hill	113.1	101.0	--	(150.5)	411.2	--

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.06	0.05	--	(0.07)	0.20	--

Revenue by metals in concentrates

Copper	178.1	210.3	-15.3%	787.8	866.5	-9.1%

Gold	40.1	132.7	-69.8%	365.0	300.4	21.5%

Silver	3.2	3.0	6.7%	13.2	13.1	0.8%

Cost of sales	175.0	187.7	-6.8%	743.0	777.2	-4.4%

Production and delivery costs	125.2	143.3	-12.6%	559.1	568.0	-1.6%

Depreciation and depletion	49.8	44.6	11.7%	183.9	209.5	-12.2%

Capital expenditure on cash basis	318.6	371.8	-14.3%	1,308.1	1,304.3	0.3%

Underground	289.7	347.3	-16.6%	1,174.9	1,213.8	-3.2%

Open pit (2)	28.9	24.5	18.0%	133.2	90.5	47.2%

Royalties	12.5	20.1	-37.8%	64.0	70.8	-9.6%

Operating cash costs (3)	194.6	242.3	-19.7%	774.5	817.0	-5.2%

Unit costs ($)

Cost of sales (per pound of copper sold)	2.46	2.12	16.0%	2.25	2.25	0.0%

C1 (per pound of copper produced) (3)	2.21	1.24	78.2%	1.37	1.59	-13.8%

All-in sustaining (per pound of copper produced) (3)	2.97	2.01	47.8%	2.08	2.20	-5.5%

Mining costs (per tonne of material mined) (3)	1.55	2.28	-31.9%	1.88	2.13	-11.7%

Milling costs (per tonne of ore treated) (3)	5.01	6.82	-26.6%	6.48	7.11	-8.9%

G&A costs (per tonne of ore treated)	3.49	4.55	-23.2%	3.30	3.03	9.1%

Cash generated from (used in) operating activities	(153.6)	36.0	-526.7%	(11.7)	180.0	-106.5%

Cash generated from operating activities before interest and tax	42.4	146.1	-71.0%	341.7	363.0	-5.9%

Interest paid	206.6	130.5	58.3%	427.5	261.4	63.5%

Total assets	12,822	13,312	-3.7%	12,822	13,312	-3.7%

Total non-current financial liabilities	4,371	4,367	0.1%	4,371	4,367	0.1%

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to NON-GAAP MEASURES – on page 40 of this MD&A for further information.

2019 versus 2018

●

Revenue of $1,166.0 million in 2019 decreased 1.2% compared to $1,180.0 million in 2018, primarily due to the 9.1% decrease in copper revenue, driven by the 8% decrease in copper production, reflecting the transition from mining Phase 4A to lower grade Phase 4B and stockpiles. This was partly offset by higher gold revenue driven by a 9.9% increase in average annual gold price from 2018 to 2019.

●

Loss for 2019 was $476.9 million compared with income of $394.3 million in 2018. This $0.9 billion differential was primarily due to the $0.6 billion impairment charge recorded in Q2’19 together with $0.3 billion of additional deferred tax assets that were recognized in 2018 compared to 2019. Both items were impacted by the Company’s update on the Oyu Tolgoi underground project on July 15, 2019, wherein the Company disclosed a projected increase in underground development capital ranging between $1.2 billion and $1.9 billion over the $5.3 billion previously disclosed in addition to a range of possible further delays to sustainable first production (now expected between May 2022 and June 2023). Recent work, including the mid-access drive decision, indicates that the schedule delay is within the 16 to 30 months range but is trending away from the lower end.

December 31, 2019	Page| 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Cost of sales in 2019 was $743.0 million compared to $777.2 million in 2018, reflecting a 2.9% decrease in the volumes of concentrates sold together with the impact of reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018. This was partly offset by a higher unit cost of production due to lower head grades and recoveries.

●

Capital expenditure on a cash basis for 2019 was $1,308.1 million compared to $1,304.3 million in 2018, comprising amounts attributed to the underground project and open-pit activities of $1,174.9 million and $133.2 million, respectively. Open-pit capital expenditure includes deferred stripping of $48.0 million and tailings storage facility spending of $24.9 million.

●

Total operating cash costs[3] of $774.5 million for 2019 decreased 5.2% over 2018 due to lower freight and royalty costs driven by lower volumes of concentrate sold and lower sales revenue respectively, and lower milling costs due to lower maintenance costs. These were partly offset by higher power study costs in 2019 compared to 2018.

●

Cost of sales were $2.25 per pound of copper sold in 2019, consistent with $2.25 per pound of copper sold in 2018 reflecting lower volumes of metals in concentrate sold offset by higher unit cost of production due to lower head grades and recoveries.

●

Oyu Tolgoi’s C1 cash costs[3] in 2019 were $1.37 per pound of copper produced, a decrease from $1.59 per pound of copper produced in 2018, and are presented net of revenues from gold and silver sales. The decrease was mainly due to higher gold and silver credits driven by the 21.5% increase in gold sales revenue from 2018. This also led to the 2019 C1 cash costs[3] of $1.37 per pound of copper produced coming in under the previous guidance range of $1.50 to $1.70 per pound of copper produced.

●

All-in sustaining costs[3] in 2019 were $2.08 per pound of copper produced, compared with $2.20 per pound of copper produced in 2018. The decrease was impacted by the same factors that led to the lower C1 cash costs. This was partly offset by higher major parts costs and higher other sustaining open pit capital resulting mainly from capitalized deferred stripping in 2019 driven by an increase in the proportion of waste removed.

●

Mining costs[3] in 2019 were $1.88 per tonne of material mined compared with $2.13 per tonne of material mined in 2018. The decrease was mainly due to increased material mined as well as lower maintenance costs and fuel costs.

●

Milling costs[3] in 2019 were $6.48 per tonne of ore treated compared with $7.11 per tonne of ore treated in 2018. The decrease was mainly due to increased milled ore, lower maintenance cost due to savings in major shutdown and lower consumables costs due to lower power costs.

●	G&A costs in 2019 were $3.30 per tonne of ore treated compared with $3.03 per tonne of ore treated in 2018. The increase was due to increased power plant study costs.

●

Cash used in operating activities of $11.7 million decreased from cash generated of $180.0 million in 2018. This was principally due to $166.0 additional interest paid in 2019 compared to 2018 resulting mainly from the difference in timing of payment of the completion support fee to Rio Tinto. In addition, the decrease was impacted by lower sales revenue and negative movements in working capital.

Q4’19 vs Q4’18

●

Revenue of $221.4 million decreased 36.0% from $346.2 million primarily due to a 79.2% decrease in gold production and the 20.7% decrease in copper production. The decreased production and a 3.9% decrease in copper price was partly offset by a 17.1% increase in the average gold price in the period.

3 Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Income for the period was $109.5 million compared with income of $95.0 million in Q4’18. This was primarily due to $112.0 million higher deferred tax assets recognized in Q4’19 compared to Q4’18 partly offset by lower gross margin driven by the reduced revenue. Income attributable to owners of Turquoise Hill in Q4’19 was $113.1 million or $0.06 per share, compared with income of $101.0 million or $0.05 per share in Q4’18.

●

Cost of sales of $175.0 million decreased 6.8% from $187.7 million in Q4’18 reflecting 17.7% lower volumes of concentrates sold partly offset by the impact of increased unit cost of sales per pound of copper sold due to decreased head grades.

●	Unit cost of sales of $2.46 per pound of copper sold increased 16.0% from $2.12 reflecting lower average mill head grades and recoveries impacted by transitioning to the lower grade Phase 4B ore.

●	Capital expenditure on a cash basis of $318.6 million compared to $371.8 million in Q4’18, comprised of $289.7 million attributed to the underground project and $28.9 million to open-pit activities.

●

Total operating cash costs[4] of $194.6 million in Q4’19 decreased 19.7% from $242.3 million in Q4’18. This was principally due to lower milling and mining costs due to lower maintenance costs and lower royalty costs due to lower sales revenue.

●	Oyu Tolgoi’s C1 cash costs[4] of $2.21 per pound of copper produced increased from $1.24 primarily reflecting the impact of the 69.8% lower gold sales revenue credits in Q4’19 compared to Q4’18.

●

All-in sustaining costs[4] of $2.97 increased 47.8% from $2.01 in Q4’18. Similar to the C1 cash costs, the increase was primarily due to a reduction in gold revenue credits, partly offset by lower royalty costs resulting from the lower sales revenue in Q4’19 compared to Q4’18.

●

Mining costs[4] of $1.55 per tonne of material mined decreased 31.9% from $2.28 per tonne of material mined in Q4’18. The decrease was due to higher material mined resulting in lower cycle time and lower fuel costs as a result of mining in higher benches.

●	Milling costs[4] of $5.01 per tonne of ore treated decreased 26.6% from $6.82 of ore treated in Q4’18 mainly due to lower maintenance service costs and cost savings in major plant shutdowns.

●

G&A costs per tonne of ore treated of $3.49 per tonne of ore treated decreased 23.2% from $4.55 per tonne of ore treated due to lower administrative expenses partly offset by increased power study costs.

●

Cash used in operating activities of $153.6 million decreased from cash generated of $36.0 million in Q4’18. This was principally due to $76.1 million higher interest paid in 2019 compared to 2018 resulting mainly from the difference in timing of payment of the completion support fee to Rio Tinto. In addition, the decrease was impacted by the 36.0% decrease in sales revenue.

OYU TOLGOI

Safety performance

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Overall, in 2019 Oyu Tolgoi achieved an industry leading AIFR of 0.16 per 200,000 hours worked against a target of 0.21. Oyu Tolgoi Operations ended the year of 2019 with AIFR of 0.09 against target of 0.15, which represents the best safety performance to date. Oyu Tolgoi Underground ended the year of 2019 with AIFR of 0.21 against a target of 0.26. In addition, there are other safety metrics that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

4 Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

COVID-19 Response

The Company is closely monitoring the impact of the COVID-19 virus on its business and operations. The Oyu Tolgoi Business Resilience Team is meeting on a daily basis and taking a considered and risk-based approach to managing our response and actions for the prevention of COVID-19. As part of a range of broader measures, we have temperature and health screenings in place, and a dedicated hotline for employees who are on or off site to call in for advice or information sharing. To assist with the battle against COVID-19, Oyu Tolgoi LLC has donated MNT100 million to the Government of Mongolia, and through the Oyu Tolgoi-sponsored Gobi Oyu Development Support Fund, we further committed MNT200 million to the Umnugobi emergency committee, and MNT10 million to the Khanbogd Emergency Commission for prevention support. We are also sharing our prevention and hygiene controls we have in place with local companies as they prepare to resume their operations and border crossings.

Key operational metrics for 2019 and Q4’19 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q	4Q	Change	Full Year	Full Year	Change

	2019	2018		2019	2018

Open pit material mined (‘000 tonnes)	28,122	22,863	23.0%	101,316	91,310	11.0%

Ore treated (‘000 tonnes)	11,088	9,361	18.4%	40,777	38,738	5.3%

Average mill head grades:

Copper (%)	0.42	0.55	-23.6%	0.45	0.51	-11.8%

Gold (g/t)	0.15	0.56	-73.2%	0.29	0.36	-19.4%

Silver (g/t)	1.06	1.22	-13.1%	1.13	1.22	-7.4%

Concentrates produced (‘000 tonnes)	152.6	189	-19.3%	674.6	724.9	-6.9%

Average concentrate grade (% Cu)	21.6	21.9	-1.4%	21.7	21.9	-0.9%

Production of metals in concentrates:

Copper (‘000 tonnes)	32.9	41.5	-20.7%	146.3	159.1	-8.0%

Gold (‘000 ounces)	24.3	117	-79.2%	241.8	285	-15.2%

Silver (‘000 ounces)	190	238	-20.2%	866.6	914	-5.2%

Concentrate sold (‘000 tonnes)	157.5	191.4	-17.7%	724.7	746.4	-2.9%

Sales of metals in concentrates:

Copper (‘000 tonnes)	32.3	40.2	-19.7%	149.9	156.7	-4.3%

Gold (‘000 ounces)	24.7	111	-77.7%	273.6	248	10.3%

Silver (‘000 ounces)	243.6	216	12.8%	895.9	873	2.6%

Metal recovery (%)

Copper	74.2	84.8	-12.5%	78.7	81.4	-3.3%

Gold	48.2	71.7	-32.8%	63.6	65.2	-2.5%

Silver	53.5	67.1	-20.3%	58.1	60.9	-4.6%

Underground development

As previously announced on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the Feasibility Study 2016 mine design.

December 31, 2019	Page| 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0. A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows development both to the north and south within the orebody and accelerates the time to first sustainable production.

Current estimates indicate that sustainable first production could be delayed by 16 to 30 months compared with the Q1’21 estimate in the original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. The range of project durations under consideration influence the differences in capital costs estimated to complete the project and the increase includes Shaft 2 delay related costs. These ranges incorporate a range of productivity assumptions. A new program of work is underway to optimize performance, while technical reviews are ongoing to guide the final inputs into an updated detailed cost estimate for the Hugo North Lift 1 development. Recent work, including the mid-access drive decision, indicates that the schedule delay is within the 16 to 30 months range but is trending away from the lower end.

Decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations continue and are expected to be completed by the first half of 2020. These will take into consideration the consequential impacts on cost, schedule and other key variables such as Mineral Reserves, project ramp-up profile and peak production together with improvements in productivity. The resulting Pre-Feasibility Study designs are being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020. In the interim, underground development continues and we look forward to providing the market with any updates to the schedule and development capital spend.

Shaft 2 has now been successfully commissioned and the operational passport documentation has been accepted by General Agency for Specialized Inspection (GASI) as complete. First full load and full speed testing of the Production Hoist has been witnessed by GASI, and the full system has been operated to move material from the Shaft 2 jaw crusher to the surface. The first large-scale personnel movements using the Shaft 2 service cage commenced during the fourth quarter.

On December 13, 2019, the Mongolian Minister of Mining and Heavy Industry and company executives attended a celebration for the opening of Shaft 2 on site. A full trial of the Shaft 2 Production Hoist system to the Coarse Ore Stockpile was completed in December and successfully delivered approximately 20,000 tonnes of ore to the concentrator.

Shaft 2 is a 10-metre diameter shaft sunk to approximately 1.3 kilometres below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

The Load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Primary Crusher 1 civil works are ongoing, and the team has successfully poured the sixth level crusher wall and installed steel for preparation of pour seven. The Surge Bin chute and Spile Bar chute were both installed. Additional resources have been mobilised to assist with contractor management and training.

Work advanced at Shaft 4 with the sinking stage installed into the shaft barrel and headframe modules installed. Work on the commissioning of the headframe and winder buildings is well advanced ahead of the commencement of sinking in the second quarter of 2020. At Shaft 3, we completed the construction of the sinking gantry and it was placed into the shaft during the first week of January 2020. Headframe module placement has commenced.

December 31, 2019	Page| 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Underground development in Q4’19 has accelerated. Focus on productivity gains on the most critical development areas over the past five months has reaped substantial improvements. Underground development progressed 4.8 total equivalent kilometres and completed 9 cubic kilometres of mass excavation during the quarter. Since the restart of underground development, 32.9 total equivalent kilometres and 155.3 cubic kilometres of mass excavation have been completed. The following table provides a breakdown of the various components of completed development (excluding conveyor declines) since project restart:

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Total	32.9	26.7	155.3

  Notes:

  Totals may not match due to rounding.

* Lateral development and mass excavation amount for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Total	9.0	8.3	16.5

  Note: Totals may not match due to rounding.

December 31, 2019	Page| 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi spent $289.7 million on underground development during Q4’19. Total underground project spend from January 1, 2016 to December 31, 2019 was approximately $3.5 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments5 of $0.8 billion as of December 31, 2019. Since the restart of project development, Oyu Tolgoi has committed over $3.0 billion to Mongolian vendors and contractors.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As of December 31, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $6.2 billion, including accrued interest of $1.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of December 31, 2019, the cumulative amount of such funding was $1.2 billion, representing 34% of invested common share equity, with unrecognized interest on the funding amounting to $0.7 billion.

At the end of December 2019, Turquoise Hill has approximately $2.2 billion of available liquidity, split between remaining project finance proceeds of $0.5 billion, which are drawn and currently deposited with Rio Tinto, and $1.7 billion of cash and cash equivalents. In addition, we expect to generate free cash flow at our existing open pit operations, which will also be available to help fund the underground development.

Turquoise Hill currently expects to have enough liquidity to fund its operations and underground development, including progression of the proposed Tavan Tolgoi-based power plant, into Q2 2021. Taking into consideration the estimated impacts of the announced increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development as well as construction of the proposed Tavan Tolgoi-based power plant beyond this timeframe. The Company will have greater clarity on this incremental funding requirement as the Definitive Estimate progresses and as discussions progress with the Government of Mongolia to conclude a mutually acceptable basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi; nevertheless, current estimates indicate an incremental funding requirement, over and above the $2.2 billion in liquidity currently available, of at least $4.5 billion.

Turquoise Hill and Oyu Tolgoi LLC have the option to raise additional external financing, subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. This additional external funding, as well as any possible re-profiling of the principal repayments relating to the existing project financing facility, have not been assumed in estimating the incremental funding requirement. Further, important variables impacting the estimated incremental funding requirement include:

•	The amount of incremental underground development capital required;
•	Whether a Tavan Tolgoi-based power plant is ultimately selected as the long term domestic power solution for Oyu Tolgoi;
•

The timing of sustainable first production and its resulting cash flows. Recent work, including the mid-access drive decision, indicates that the schedule delay range is within the 16 to 30 months previously disclosed but is trending away from the lower end of this range;

•

The timing of principal repayments on amounts currently drawn under the project finance facility (for additional information see the CONTRACTUAL OBLIGATIONS section of this MD&A) as well as on-going debt service costs;

•	The amount of cash flow that can be generated from open-pit operations; and
•	The impact of COVID-19 on Oyu Tolgoi’s open-pit operations and underground development.

As the work to complete the Definitive Estimate and to secure a long term domestic power solution progress, Turquoise Hill continues to evaluate the impact of the estimated increases to underground capital expenditure, as well as delays to sustainable first production and the other important variables discussed above, on its cash flows, liquidity and financing projections and will update the market in due course. While the Company’s funding requirements will be clarified by the ongoing work on the Definitive Estimate, which is still expected to be delivered in the second half of 2020, and by the power discussions, Turquoise Hill is well progressed in its discussions with Rio Tinto regarding its proposal for sourcing incremental interim funding to ensure the Company can progress the underground development over and above its $2.2 billion of available liquidity.

5 Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the re-start of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by a 2009 Investment Agreement (Investment Agreement). The Investment Agreement framework was authorized by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi currently sources power from China’s Inner Mongolian Western Grid via overhead power lines, via a back-to-back power purchase agreement with National Power Transmission Grid JSC (NPTG), the power importing entity, and the Inner Mongolian Power Company (IMPC).

Oyu Tolgoi LLC is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi LLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution (TTPP) for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine.

On February 14, 2020, Oyu Tolgoi LLC submitted the TTPP Feasibility Study to the Government of Mongolia. The Feasibility Study comprises a 300 MW coal fired power plant and extensive regional infrastructure, including a 55 kilometres water pipeline and a 126 kilometres power line. The project cost estimate for TTPP is up to $924 million, including consideration of certain amounts yet to be finalized such as government fees, licenses and certain reimbursements per previous agreements in relation to a Tavan Tolgoi based power solution. Oyu Tolgoi LLC has made significant progress to develop a cost competitive and optimal solution for TTPP with a fully negotiated EPC contract. As agreed under the PSFA, the Feasibility Study anticipates back-up power requirements for TTPP will be provided by IMPC until such time as they can be provided within Mongolia. The TTPP project aligns with the Parliament Resolution No.73 (2018) and the government policies to develop a power plant at the Tavan Tolgoi coal fields.

There is a provision under Oyu Tolgoi LLC’s existing project finance documentation that permits, subject to certain conditions, an increase of Oyu Tolgoi LLC’s senior debt cap in connection with an expansion facility, such as the proposed TTPP.

December 31, 2019	Page| 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The PSFA specifies target dates for milestones to be achieved through mutual cooperation between Oyu Tolgoi LLC and the Government of Mongolia; several of those milestones have now passed. In accordance with the Contingency Arrangements clause 7.4 a ii of the PSFA, on February 14, 2020 Oyu Tolgoi LLC gave notice to the Government of Mongolia and it is currently seeking a mutually acceptable pathway to proceed with securing long term domestic power supply for Oyu Tolgoi. Under this Contingency process, the parties have two months to agree the way forward on TTPP or move forward with an alternative option thereafter. Alternative options may include an Oyu Tolgoi mine site based power plant, a primary renewables solution or grid supply.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi will be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

The Company remains of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group had been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament). On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament a written response to the summary of the Working Group report.

As an outcome of the hearing, a new working group of nine Members of Parliament was established to take the Working Group Report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi.

Upon completion of the Working Group review and its report, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019 and includes resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap

December 31, 2019	Page| 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Mongolia’s equity holding of 34 per cent for a special royalty. Both Turquoise Hill and Rio Tinto announced that it noted the Parliament Resolution no.92.

Anti-Corruption Authority information requests

On March 13, 2018, we announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi LLC. The ACA has also conducted interviews with representatives of Oyu Tolgoi LLC in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi LLC has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi LLC is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi LLC have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

Management change

On June 3, 2019, Turquoise Hill announced the appointment of Jo-Anne Dudley as Turquoise Hill’s Chief Operating Officer.

Board resignation announcement

On July 10, 2019, Turquoise Hill announced that the Company’s Board of Directors had accepted the resignation of director Dr. James Gill.

Board appointment

On January 21, 2020, Turquoise Hill announced the appointment of George R. Burns to the Company’s Board of Directors as an independent director.

US Trading Price Non-Compliance

On July 31, 2019, the Company received an automatic notice from the NYSE advising that the average closing price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 average closing price requirement. Under the NYSE rules, a company that fails to meet this continued listing requirement must bring its share price and average closing price above US$1.00 by the end of the six-month period following receipt of the NYSE’s notification. However, where a company has notified the NYSE that it intends to cure its minimum price deficiency by a corporate transaction requiring approval of its shareholders, it must obtain shareholder approval by no later than its next annual meeting and implement the transaction promptly thereafter, in which case the minimum price deficiency will be deemed to be cured if the share price promptly exceeds US$1.00 and the price remains above that level for at least the following 30 consecutive trading days.

December 31, 2019	Page| 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

On August 28, 2019, the Company received an automatic notice from the NASDAQ advising that the minimum bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days and that, as a result, the Common Shares no longer met the minimum US$1.00 bid price requirement. Under the Listing Rules of the NASDAQ, the Company had 180 calendar days to regain compliance.

On November 12, 2019, the Company announced that it expected to seek approval from Shareholders at the Meeting for a consolidation of its outstanding Common Shares. The announcement stated that the expected consolidation was intended to cure the share price non-compliance under the continued listing rules of both the NYSE and the NASDAQ.

On February 14, 2020, the Company announced that it had provided written notice to NASDAQ regarding its intention to voluntarily delist from the NASDAQ. Given that trading on the NASDAQ represented only approximately 5% of the worldwide trading volume of the Common Shares in 2019, the Company believes that the NYSE and the TSX listings provide investors with sufficient liquidity. In addition, delisting from the NASDAQ will reduce the Company’s administrative costs. The NASDAQ delisting became effective on March 5, 2020.

The Company’s common shares will continue to trade on the NYSE and the TSX now that the NASDAQ delisting has become effective. The delisting did not affect the Company’s continuing obligation to file required reports with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities. The Company will comply with, and continue to be subject to, the laws of the Yukon, the jurisdiction in which the Company is incorporated, as well as applicable U.S. and Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the NYSE and the TSX.

INCOME AND OTHER TAXES

The Company recorded an income statement charge of $157.1 million for income and other taxes during 2019, compared with a credit of $140.6 million in 2018. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for 2019 of $115.3 million. During 2019, there was a reduction to the amount of Mongolian deferred tax assets recognized of $90.1 million and a reduction to Canadian deferred tax assets of $25.2 million.

Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognized in previous periods.

The adjustment to the Mongolian deferred tax asset during 2019 was primarily due to updated operating assumptions in mine planning during the period. This principally included the revised estimation of achievement of sustainable first production as well as the revised development capital spend for the underground project. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized. This was partly offset by the recognition of $97.7 million of deferred tax assets resulting from additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi during 2019.

A negative effective tax rate of approximately 50% during 2019 arose as the Company reported a loss from continuing operations before tax of $319.8 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $157.1 million.

During 2018, the Company recognized additional Mongolian deferred tax assets of $165.9 million and additional Canadian deferred tax assets of $9.8 million. A negative effective tax rate of approximately 50% during 2018 arose as the Company reported income from continuing operations before tax of $253.6 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $140.6 million.

December 31, 2019	Page| 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi LLC and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash used in operating activities was $11.7 million in 2019 compared with net cash generated of $180.0 million in 2018. Cash generated from operating activities before interest and tax was $341.7 million in 2019 compared to $363.0 million in 2018 primarily reflecting the impact of lower sales revenue and unfavorable movements in working capital. Interest paid in 2019 was $427.5 million compared to $261.4 million in 2018 resulting from the difference in timing of payment of the completion support fee to Rio Tinto. Interest received in 2019 was $84.1 million compared to $88.3 million in 2018 and income and other taxes paid in 2019 amounted to $10.0 million compared to $9.9 million in 2018.

Investing activities. Cash generated from investing activities was $66.9 million in 2019, compared with cash used of $33.7 million in 2018. Cash generated from investing activities in 2019 reflects $1.4 billion withdrawn from the Company’s Cash Management Services Agreement (CMSA) offset by corresponding capital expenditure7 of $1.3 billion. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totaling $4.2 billion were placed in 2016 with a subsidiary of Rio Tinto. The resulting receivable, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of December 31, 2019, amounts totaling $3.7 billion have been withdrawn and provided to Oyu Tolgoi LLC.6

Financing activities. Cash used in financing activities in 2019 was $6.5 million, which primarily resulted from payments made in relation to lease liabilities in the year due to the Company’s adoption of IFRS 16, Leases, from January 1, 2019 – please refer to section Changes in Accounting Policies. Cash generated from financing activities in 2018 of $12.9 million resulted from drawdowns on the Company’s facility with the Export-Import Bank of the United States.

Liquidity

As of December 31, 2019, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.7 billion (December 31, 2018: $1.6 billion) and consolidated working capital7 of negative $252.6 million (December 31, 2018: negative $174.1 million). The movement in working capital during 2019 was primarily due to a decrease in inventories and increase in payables. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on underground development continues and associated payables are recorded.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of December 31, 2019, $3.7 billion had been re-drawn from this related-party receivable, leaving a balance of $0.5 billion.

[6]	Please refer to Section – Our Business – on page 6 and to RELATED-PARTY TRANSACTIONS on page 37 of this MD&A.
[7]	Please refer to Section – NON-GAAP MEASURES – on page 40 of this MD&A for further information.

December 31, 2019	Page| 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Turquoise Hill manages liquidity risk by the preparation of internally generated short-term cash flow forecasts. These short-term cash flow forecasts consider the aggregation of non-cancellable obligations together with an estimation of future operating costs, financing and tax costs, capital expenditures and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

Turquoise Hill believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to fund its operations and underground development, as well as the progression of a Tavan Tolgoi-based power plant. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its underground development and construction of the Tavan Tolgoi-based power plant beyond this timeframe. See “Funding of Oyu Tolgoi LLC by Turquoise Hill”.

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi LLC signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at December 31, 2019. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of December 31, 2019, $3.7 billion had been advanced to Oyu Tolgoi LLC, leaving a balance of $0.5 billion placed on deposit with Rio Tinto in accordance with the CMSA (out of the original net proceeds of $4.2 billion). The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which includes the construction of a Tavan Tolgoi-based power project, for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. We are working with Oyu Tolgoi LLC and Rio Tinto to assess the impact of the announced delays to sustainable first production on the project financing agreements and the Company’s obligations thereunder.

The Company’s accumulated deficit at December 31, 2019 was $3.8 billion, compared to $3.7 billion at December 31, 2018.

SHARE CAPITAL

As of March 20, 2020, the Company had a total of 2,012,314,469 common shares outstanding.

COPPER, GOLD AND FOREIGN EXCHANGE MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Copper and gold markets

Copper prices averaged $5,890/t in Q4 2019 (+1.6% from $5,800/t in Q3 2019) as markets regained some confidence towards the end of the quarter and investor sentiment improved. Key sources of optimism were the positive news flow about China and the US signing phase 1 of the trade deal, an easing of concerns over a US recession in the near term and better macroeconomic data out of Europe. On the financial side, the decidedly net-short investor positioning that weighed heavily on copper prices for most of 2019 was unwound. On December 31, 2019, investors had swung to a mild but encouraging net-long position. Visible cathode stocks (SHFE, LME, COMEX and bonded) continued to decline from 715kt at the end of Q3 2019 to 550kt at the end of Q4 2019, the lowest seen since at least 2010.

December 31, 2019	Page| 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In the concentrate market, spot treatment charges declined through most of Q4 2019 to hit a low of $50.6/t in early December 2019, as political turmoil in Chile affected logistics at some mining operations and a two-day general strike left 10 ports out of action. Market participants re-rated expectations about the tightness of the concentrate market for 2020, after smelters and miners gathered at Cesco Shanghai in November and set the 2020 TC benchmark at $62/t, a 23% decline year over year. Spot terms picked up slightly at the end of the year, following news that Donying Fangyuang smelter was in financial troubles and had to liquidate some cargoes at above-market spot rates.

Gold prices averaged $1,481/oz over Q4 2019 (+0.6% from Q3 2019), declining for most of the quarter as markets responded favourably to positive news flow on macro and political developments, including strong US macro data and the potential for an orderly Brexit process. Prices spiked towards the end of the year as markets were impacted by geopolitical uncertainty around US-Iran tensions in the Middle East. Despite near term volatility, gold remains attractive as an investment, with gold-backed ETFs at an all-time high and Central Banks continuing to build their gold reserves.

Foreign exchange rates

Oyu Tolgoi LLC’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s power commitments disclosed within the section CONTRACTUAL OBLIGATIONS and “Oyu Tolgoi Mine Power Supply”, as at December 31, 2019, Turquoise Hill was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company. Since the adoption of IFRS 16, Leases, from January 1, 2019, the Company’s operating lease commitments are now recorded on-balance sheet – refer to Changes in Accounting Policies on page 21.

CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at December 31, 2019.8

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Project finance facility (1)	$23,289	$446,972	$1,446,635	$2,432,022	$4,348,918
Purchase obligations (2)	684,913	84,259	-	-	769,172
Power commitments	115,427	230,854	58,002	-	404,283
Lease liabilities	4,387	1,637	13,697	2,034	21,755
Decommissioning obligations	-	-	-	212,633	212,633
Total	$828,016	$763,722	$1,518,334	$2,646,689	$5,756,761

(1)	These amounts relate to principal repayments on the project finance facility.
(2)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.

8 Please refer to the section NON-GAAP MEASURES on page 40 of this MD&A for further information.

December 31, 2019	Page| 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

CHANGES IN ACCOUNTING POLICIES

There were two changes in Turquoise Hill’s accounting policies during 2019.

IFRS 16, Leases, was effective and has been applied by the Company from January 1, 2019. The Company applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases. Refer to Note 2 (t) of the Company’s consolidated financial statements for the year ended December 31, 2019 for the complete accounting policy.

On January 1, 2019, the Company recognized a right of use asset of $14.4 million and a corresponding lease liability of $16.1 million, recognizing the difference in Equity ($1.1 million in Deficit and $0.6 million in Non-controlling interest). The following is a reconciliation of the Company’s operating lease commitments immediately preceding the adoption of IFRS 16 to the lease liability recorded on January 1, 2019:

Operating leases - aggregate of minimum lease payments under non-cancellable leases reported at December 31, 2018	$25,861

Short term leases (under one year) - undiscounted	(3,340)

Finance lease liability already on balance sheet at December 31, 2018	12,057

Effects of discounting on payments included in the calculation	(3,448)

of the lease liability (excluding finance lease balances)	(2,942)

Lease liability opening balance at January 1, 2019	$28,188

Less: Finance lease liability already on balance sheet at December 31, 2018	(12,057)

IFRS 16 lease liability opening balance at January 1, 2019	$16,131

The Company applied the following optional practical expedients permitted under the standard:

a)

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company opted to recognize a lease expense on a straight-line basis;

b)	To exclude any initial direct costs from the measurement of the right of use asset at transition; and
c)	To apply the use of hindsight when reviewing the lease arrangement for determination of the measurement or term of the lease under the retrospective method.

IFRIC 23, Uncertainty Over Income Tax Treatments changed the method of calculating provisions for uncertain tax positions. The Company previously recognized provisions based on the most likely amount of the liability, if any, for uncertain tax positions. IFRIC 23 requires an entity to first consider if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The initial adoption of IFRIC 23 had no impact on the Company’s consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are included in Note 2 to the consolidated financial statements for the year ended December 31, 2019. While all of the key sources are important to the Company’s consolidated financial statements, the following key sources have been identified as being critical:

December 31, 2019	Page| 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●	Going concern assessment;
●	Recoverable amount of property, plant and equipment;
●	Income taxes;
●	Reserves and resources;
●	Decommissioning costs; and
●	Net realizable value of inventories.

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast includes, but is not limited to, short-term commodity prices, reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) and fair value less costs of disposal (“FVLCD”). The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the impairment test, the amount of the impairment charge recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment.

An assessment of recoverable amount was undertaken as at June 30, 2019 and as at December 31, 2019; refer to Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2019.

Income taxes

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 of the Company’s consolidated financial statements for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.

December 31, 2019	Page| 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include: estimates for long-term commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and resources

Mineral reserves and resources estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument 43-101 requirements.

Estimated mineral reserves are used to determine the depreciation of property, plant and equipment; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Decommissioning costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 of the Company’s consolidated financial statements for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019, and have not been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

December 31, 2019	Page| 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to Section – FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION – on page 44 of this MD&A. If any of such risks or risks not currently known to Turquoise Hill actually occurs or materializes, the Company’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Company may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Investment Agreement and the Underground Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Underground Plan, there may be limitations on the Company’s ability to enforce the terms of the Investment Agreement and the Underground Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Mongolian Parliament passed resolutions on December 6, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the Underground Plan. If the terms of the Investment Agreement and/or the Underground Plan cannot be enforced effectively, the Company would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Company and its share price.

The Company’s ability to carry out its activities in multiple jurisdictions, including Mongolia, is subject to legal and political risks.

Although the Company expects that the Investment Agreement and the Underground Plan will continue to bring significant stability and clarity to the legal, political and operating environment in which the Company will develop and operate Oyu Tolgoi, the Company remains subject to legal and political risks in Mongolia. In addition, the Government of Mongolia also owns a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi property.

There can be no absolute assurance that the Company’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that the political and economic policies of neighbouring countries, including China, in relation to Mongolia will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Company’s original

December 31, 2019	Page| 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the Underground Plan may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein. There can be no assurance that there would not be disputes resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders of Oyu Tolgoi LLC which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

The Company carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. The Company’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Company may be subject to disputes or issues with customs officials or border crossings affecting the shipment of the Company’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Company’s ability to collect and/or recognize revenue. In addition, in the various jurisdictions where the Company operates and finances its business activities (including Mongolia, China, U.S., Canada and Europe), the Company is subject to taxes (including income taxes and mining taxes) and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. The Company also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. The Company’s activities may also be affected to varying degrees by terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Moreover, the legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licenses and title documents through which the Company holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Company’s rights and obligations. Many laws of certain of the countries in which the Company carries out its activities have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. These uncertainties could limit the legal protections available to the Company. Even the Company’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

RTIH, as the holder of a majority of the common shares, as manager of Oyu Tolgoi, and as manager of a substantial portion of Turquoise Hill’s receivables and liquid asset deposits, has the ability to exert a significant degree of control over the Company, Oyu Tolgoi LLC and Oyu Tolgoi.

December 31, 2019	Page| 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Company’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Company, through a series of governance mechanisms and restrictive covenants established under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Company in respect of certain special matters.

In addition, on December 15, 2015, the Company entered into the Cash Management Services Agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, pursuant to which the net proceeds from the Project Finance Facility are to be placed with and managed by 9539549 Canada Inc. until they are returned to Turquoise Hill for purposes of funding the underground at Oyu Tolgoi. Although RTIH has guaranteed the obligations of 9539549 Canada Inc. under the Cash Management Services Agreement, a delay in the return of such funds when requested by Turquoise Hill, or the unavailability of such funds for any reason, could result in a material adverse effect on the Company.

In May 2016, the Company and its wholly-owned subsidiary, Movele S.à r.l., entered into the Movele Deposit Agreement, pursuant to which Movele S.à r.l. deposited funds with RTF, which are invested or deposited by RTF for fixed terms. The inability of Movele S.à r.l. to access cash and cash equivalent investments on deposit with RTF under the Movele Deposit Agreement, in a timely manner or at all due to circumstances which limit RTF’s ability to return such funds to Movele S.à r.l. could have a material adverse impact on Turquoise Hill and its business.

Moreover, RTIH may not be supportive of the Company’s funding proposals for the development of the Oyu Tolgoi mine. The interests of RTIH and the interests of the Company’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Company’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Company or the Company’s other shareholders.

The Company’s actual production, revenues and capital expenditures may differ materially from mineral reserve estimates.

Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of mineral reserves uneconomical and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could materially reduce the Company’s reserves and resources. Should such reductions occur, material write-downs of the Company’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

December 31, 2019	Page| 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

The actual cost of developing Oyu Tolgoi may differ materially from the Company’s estimates, and development may involve unexpected problems or delays.

The Company’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground components of Oyu Tolgoi may increase, which may have a material adverse impact on the Company, its results of operations, financial condition and share price. Specifically, the estimated schedule delay and cost increase announced in July 2019 for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project, may differ materially as a result of the outcome of the definitive estimate review and further technical work to be conducted in connection therewith.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, ground and rock mass conditions and stability, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

The mineral resource and mineral reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Company’s control.

The estimates of mineral reserves and mineral resources, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques and modelling assumptions and parametres. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

December 31, 2019	Page| 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates. In addition, inferred mineral resources are quoted in the AIF. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Company and its share price.

There can be no assurance that the Company will be able to secure the funding that it needs to continue development of the Oyu Tolgoi underground mine.

Additional funding will be required to complete the development of the underground mine, which could potentially include construction of a power facility at Tavan-Tolgoi pursuant to the PSFA, and such additional funding, may not be available or available on reasonable commercial terms. If the full amount of project and other financing required to complete these developments of the underground mine is not available or obtainable on reasonable commercial terms for such purposes or funding from the Oyut open pit mine operations is insufficient, the Company could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of the Turquoise Hill Financing Support Agreement, the Company is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Company may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws and regulations, whether actual or the interpretation thereof, could adversely affect the Company’s activities, its mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Company’s interests or that impair the Company’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Company and its share price.

December 31, 2019	Page| 28

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In addition, mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Company’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Company’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Company and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize only Mongolian power sources.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize Mongolian power sources. Although Oyu Tolgoi LLC entered into the PSFA with the Government of Mongolia in December 2018, which provides a binding framework and pathway forward for the construction of the TTPP Project, as well as establishes the basis for a long-term domestic power solution for Oyu Tolgoi, there is no certainty that this project will be completed, that the proposed power plant will be sufficient to meet the Company’s future needs or that further funding in addition to the existing project finance and proposed supplemental debt facilities (which funding would be subject to negotiation) may not be available or may only be available on substantively different terms from existing facilities. Despite the Company’s best efforts, the ability to meet its obligations under the PSFA or any future agreement committing the Company to use Mongolian power sources is an obligation is not necessarily within the Company’s control and non-fulfilment of this requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Company and its share price.

The Investment Agreement and the Underground Plan include a number of future covenants that may be outside of the control of the Company to perform, a breach of which could have a material adverse effect on the Company and its business.

The Investment Agreement and the Underground Plan commit the Company to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Company, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Company. For example:

●

Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that Commercial Production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which targets are achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Company’s control.

●

Although Oyu Tolgoi LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required Commercial Production levels.

December 31, 2019	Page| 29

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

●

Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

●

Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

●

The extension of the term of the Investment Agreement is subject to a number of conditions, including the Company having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Company and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Company’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the Underground Plan. Such a default or breach could result in termination of the Investment Agreement and the Underground Plan or damages accruing, which may have a material adverse impact on the Company and its share price. In addition, the Mongolian Parliament passed resolutions on December 6, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the Underground Plan.

In addition to the Investment Agreement and the Underground Plan, the Company is party to a number of other material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Company breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or the operations of Oyu Tolgoi, the Company’s main asset. Rio Tinto, as the Company’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Company if it were to claim damages for a breach of an agreement against the Company or require specific performance of an obligation that the Company is unable to comply with.

Public health crises, including the COVID-19, could adversely affect the Company’s business.

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, in late December 2019, a novel coronavirus (nCoV or COVID-19) was identified originating in the Wuhan Province of China, subsequently spread worldwide, with infections being reported globally and on March 11, 2020, the World Health Organization declared it could be characterized as a pandemic. Since January, the movement of goods and people within Mongolia has been restricted within and across its borders to prevent the spreading of COVID-19. In addition, following the first positive test for COVID-19 in Mongolia on March 10, 2020, the Government of Mongolia increased its restrictions on flights in and out of the country and on the movement of goods and people within and across its borders. On March 16, 2020 the Company announced there would be a slowdown on the underground project, the full impact of which is currently unknown. Further spreading of the infection could impact vendors, suppliers, construction companies and other counterparties and materially impact the ability of the Oyu Tolgoi team to advance the project.

The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally

December 31, 2019	Page| 30

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

could materially and adversely impact the Company’s business and the Oyu Tolgoi mine could also experience a slowdown or temporary suspension in operations. The risks to our business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments in Mongolia or any of our markets and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the our business, financial condition and results of operations.

There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs / insurance premiums as a result of these health risks. Under the circumstances the Company may be forced to declare force majeure on certain contracts. In addition, the coronavirus pandemic could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for base metals and our future prospects. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business.

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

The Company is subject to anti-corruption legislation.

The Company is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Company or any director, officer, employee, consultant or agent of the Company or any shareholder of the Company acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Company’s international activities create the risk of unauthorized payments or offers of payments by its directors, officers, employees, consultants or agents, even though they may not always be subject to its control. The Company strictly prohibits these practices by its directors, officers, employees, consultants and agents. However, the Company’s existing safeguards and any future improvements may prove to be less than effective, and its directors,

December 31, 2019	Page| 31

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

officers, employees, consultants or agents may engage, and may previously have engaged, in conduct for which the Company might be held responsible. Any failure by the Company to adopt appropriate compliance procedures and ensure that its directors, officers, employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Company and its share price.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Company’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Company’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Company’s mining, development and exploration activities. The Company would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Company’s reserves and resources. These factors could have an adverse impact on the Company’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Company and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08
2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66
2016	$2.69	$1.96	$2.21	$1,366	$1,077	$1,251	$20.71	$13.58	$17.16
2017	$3.27	$2.48	$2.80	$1,346	$1,151	$1,257	$18.56	$15.22	$17.05
2018	$3.29	$2.64	$2.96	$1,355	$1,178	$1,268	$17.52	$13.97	$15.71
2019	$2.98	$2.55	$2.73	$1,546	$1,269	$1,393	$19.30	$14.38	$16.21
2020(1)	$2.86	$2.20	$2.62	$1,684	$1,488	$1,584	$18.78	$12.42	$17.46

(1)	Note: this data represents the period from January 1, 2020 to March 18, 2020.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties, including Hugo North Lift 2, Hugo South and Heruga. There is also no assurance that, even if commercial

December 31, 2019	Page| 32

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial orebody, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Company.

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi. Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses.

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining license in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC. If the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No. 175 at an administrative court of Mongolia, and claimed that Resolution No. 175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground where Resolution No. 175 is deemed to be “obviously illegal.” The resolution passed by the Parliament of Mongolia published on December 6, 2019 resolved nonetheless to revise Resolution No. 175 to reflect consideration of the groundwater usage conditions in the Gobi region.

There can be no assurance that the interests held by the Company in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Company and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Company has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties. The Company

December 31, 2019	Page| 33

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Company or at all, which may have a material adverse impact on the Company and its share price.

The Company is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Company must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests which are presently unknown to the Company and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Company’s operations. To the extent such approvals are required and not obtained, the Company may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Company and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Company and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Company, and if the Company cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Company has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, including with respect to tailings or water contamination, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Company’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Company and its share price.

The Company cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground

December 31, 2019	Page| 34

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions. These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage including resulting from the presence of tailings or water contamination; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Company. The Company does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Company and its share price.

Global climate change

Global climate change could exacerbate certain of the threats facing the Company’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Company’s operations, damage its infrastructure or properties, create financial risk to the business of the Company or otherwise have a material adverse effect on our results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the operations of the Company by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

The Company does not expect to pay dividends for the foreseeable future.

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

The Company’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Company conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions or costs on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Company’s subsidiaries to pay dividends or to make other distributions to the Company is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. The Company expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Company and its share price.

December 31, 2019	Page| 35

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

There is no assurance that the Company will be capable of consistently producing positive operating cash flows, failing which capital may not at all times be available on terms acceptable to the Company or at all.

Oyu Tolgoi LLC generated positive operating cash flows in 2019. However, there is no assurance that the Company will be capable of producing positive cash flow on a consistent basis or for a sustained period of time. For instance, a reduction or delay in orders from leading customers could have a material adverse effect upon the Company’s results of operations, including operating cash flows. Such reduction or delay in orders from leading customers may be due to market, economic or competitive conditions and customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Company’s operating results, including operating cash flows. The Company anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Company in the future or will experience financial or other difficulties.

It is therefore possible that the Company be required to make arrangements for additional capital, whether through project debt financing or otherwise, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine or for the power plant.

If such additional capital is required, the Company may be required to access securities markets. Such markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Company and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Company cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Company’s business, operating results, and financial condition.

If the Company is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Company’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Company or at all, which may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Company and its share price.

The Company’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in the acquisition, development and exploration of mining properties is limited and competition for such persons is intense. The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Company is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Company believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, Oyu Tolgoi LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

December 31, 2019	Page| 36

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Company from obtaining timely access to such funds or result in the loss of such funds.

The Company may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Company may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Company from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Company may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

The Company relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Company’s operations. To the Company’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Company has implemented ongoing policies, controls and practices to manage and safeguard the Company and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Company is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Company may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Company’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Company as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

The Company may be a passive foreign investment corporation (PFIC), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

Based on the scope of its past, current and projected operations, the Company does not believe that it was a PFIC for the 2019 tax year. However, the determination of the Company’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Company is classified as a PFIC, U.S. holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Company and its share price. Shareholders should consult their own tax advisors in respect to same.

RELATED-PARTY TRANSACTIONS

As at December 31, 2019, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from December 31, 2018. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

December 31, 2019	Page| 37

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statements of Income	Year Ended December 31,

(Stated in $000’s of dollars)	2019	2018

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$710	$623

Management services payment (i)	(31,041)	(30,055)

Cost recoveries - Rio Tinto (ii)	(42,836)	(40,627)

Finance income:

Cash and cash equivalents (iii)	16,194	20,175

Receivable from Rio Tinto (iv)	64,285	119,688

Finance costs:
Completion support fee (v)	(108,712)	(108,421)
Total	$(101,400)	$(38,617)

Statement of Cash Flows	Year Ended December 31,

(Stated in $000’s of dollars)	2019	2018

Cash generated from operating activities

Interest received (iii, iv)	$58,850	$72,012

Interest paid (v)	(156,814)	(11,918)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	1,375,000	1,270,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(60,828)	(61,145)

Balance sheets	December 31,	December 31,

(Stated in $000’s of dollars)	2019	2018

Cash and cash equivalents (iii)	$210,000	$741,711

Trade and other receivables	5,763	15,641

Prepaid expenses and other assets	82,808	2,928

Receivable from related party and other non-current financial assets (iv)	511,284	1,886,284

Trade and other payables:

Management services payment - Rio Tinto (i)	(14,156)	(15,700)

Cost recoveries - Rio Tinto (ii)	(51,747)	(35,790)

Total	$743,952	$2,595,074

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi LLC from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi project.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2019, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $210 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

December 31, 2019	Page| 38

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At December 31, 2019, amounts due from 9539549 Canada Inc. totalled $511.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2019	2019	2019	2019

Revenue	$221.4	$209.2	$382.7	$352.7

Income (loss) for the period	$109.5	$45.1	$(736.7)	$105.2

Income (loss) attributable to owners of Turquoise Hill	$113.1	$71.7	$(446.5)	$111.2

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.06	$0.04	$(0.22)	$0.06

	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2018	2018	2018	2018

Revenue	$346.2	$246.5	$341.7	$245.6

Income for the period	$95.0	$15.2	$204.4	$79.7

Income attributable to owners of Turquoise Hill	$101.0	$53.2	$171.3	$85.7

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.05	$0.03	$0.09	$0.04

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Change in revenue over the periods presented has resulted mainly from variable metal prices combined with changes in sales volume. Revenue in Q4’19 and Q3’19 were lower than any of the other quarters due to the significantly lower sales volumes impacted by the lower gold and copper production as the mine transitioned to the lower grade Phase 4B ore. Revenue for the quarters ended September 30, 2018 and March 31, 2018 were broadly consistent. Revenue for the quarter ended June 30, 2018 was higher primarily due to increased concentrate sales volumes that benefitted from improved border logistics enabling inventory accumulated mainly during the quarter ended March 31, 2018 force majeure to be sold. Revenue for the three consecutive quarters ended June 30, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4A ore that contained higher gold content.

Change in income (loss) over the periods presented resulted mainly from the changes in revenue noted above and adjustments made for impairment charges and deferred tax assets. Loss for the quarter ended June 30,

December 31, 2019	Page| 39

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2019 was impacted by a $0.6 billion impairment charge to the Oyu Tolgoi cash-generating unit whereby the Company assessed the recoverable amount of the Oyu Tolgoi cash-generating unit to be $8.7 billion compared to a carrying value of $9.3 billion, leading to an impairment charge of $0.6 billion at June 30, 2019. Refer to note 13 within the Company’s consolidated financial statements for the year ended December 31, 2019.

Income for the period in the consecutive quarters ended March 31 and June 30, 2018 and then in the quarters ended December 31, 2018, September 30, 2019 and December 31, 2019 was positively impacted by deferred tax asset recognition adjustments of $32.4 million, $145.3 million, $6.2 million, $45.0 million and $118.1 million respectively. Conversely, income (loss) in the quarters ended September 30, 2018, March 31, 2019 and June 30, 2019 was negatively impacted by deferred tax asset de-recognition adjustments of $8.1 million, $25.7 million and $252.8 million respectively. The adjustment to deferred tax assets in the quarter ended June 30, 2019 was primarily due to updated operating assumptions in mine planning during the period resulting primarily from timing of sustainable first production as well as the revised estimates of underground development capital, both of which also contributed to the $0.6 billion impairment charge noted above.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

December 31, 2019	Page| 40

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs are provided below.

	(Three Months Ended)		(Twelve Months Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cost of sales	175,007	187,730	742,985	777,248
Cost of sales: $/lb of copper sold	2.46	2.12	2.25	2.25
Depreciation and depletion	(49,800)	(44,625)	(183,919)	(209,496)
Provision against carrying value of copper-gold concentrate	(40)	255	-	255
Change in inventory	11,618	17,910	(31,093)	983
Other operating expenses	52,415	85,118	221,493	234,072
Less:
- Inventory (write-down) reversal	396	(11,886)	2,161	(14,286)
- Depreciation	(2,129)	(216)	(8,133)	(1,705)
Management services payment to Turquoise Hill	7,177	8,035	31,041	30,055
Operating cash costs	194,644	242,321	774,535	817,126
Operating cash costs: $/lb of copper produced	2.68	2.65	2.40	2.33
Adjustments to operating cash costs (1)	8,728	6,738	44,337	52,904
Less: Gold and silver revenues	(43,298)	(135,629)	(378,204)	(313,338)
C1 costs ($‘000)	160,074	113,430	440,668	556,692
C1 costs: $/lb of copper produced	2.21	1.24	1.37	1.59

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	9,500	6,287	23,443	24,370
Asset retirement expense	(99)	1,741	6,064	6,797
Royalty expenses	12,453	20,104	64,048	70,782
Ore stockpile and stores write-down (reversal)	(396)	11,886	(2,161)	14,286
Other expenses	4,921	5,809	5,984	6,771
Sustaining cash capital including deferred stripping	28,969	24,554	133,342	90,796
All-in sustaining costs ($‘000)	215,422	183,811	671,388	770,494

All-in sustaining costs: $/lb of copper produced	2.97	2.01	2.08	2.20

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the year ended December 31, 2019 are calculated by reference to total mining costs of $190.2 million (2018: $194.1 million) and total material mined of 101.3 million tonnes (2018: 91.3 million tonnes). Mining costs per tonne of material mined for the three months ended December 31, 2019 are calculated by reference to total mining costs of $43.7 million (Q4’18: $52.1 million) and total material mined of 28.1 million tonnes (Q4’18: 22.9 million tonnes).

Milling costs per tonne of ore treated for the year ended December 31, 2019 are calculated by reference to total milling costs of $264.3 million (2018: $275.2 million) and total ore treated of 40.8 million tonnes (2018: 38.7 million tonnes). Milling costs per tonne of ore treated for the three months ended December 31, 2019 are calculated by reference to total milling costs of $55.5 million (Q4’18: $64.1 million) and total ore treated of 11.1 million tonnes (Q4’18: 9.4 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

December 31, 2019	Page| 41

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital	December 31,	December 31,
(Stated in $000’s of dollars)	2019	2018

Inventories (current)	$175,719	$242,970

Trade and other receivables	$27,047	30,264

Trade and other payables:

- trade payables and accrued liabilities	(389,476)	(395,883)

- payable to related parties	(65,903)	(51,490)

Consolidated working capital	$(252,613)	$(174,139)

Contractual obligations

The following section of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at December 31, 2019 to the financial statements and notes is provided below.

	Project Finance	Purchase	Power	Lease	Decommissioning
(Stated in $000’s of dollars)	Facility	obligations	commitments	liabilities	obligations

Commitments (MD&A)	$4,348,918	$769,172	$404,283	$21,755	$212,633
Cancellable obligations		(601,627)	(172,797)	-	-
(net of exit costs)
Accrued capital expenditure		(123,089)	-	-	-
Discounting and other adjustments	(156,683)	-	-	(173)	(108,395)
Financial statement amount	$4,192,235	$44,456	$231,486	$21,582	$104,238

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures.

In Q4, the Company retained a consultant to undertake a review of the design and effectiveness of its disclosure controls and procedures as such term is defined in Rules 13a – 15(e) and 15d – 15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) (“DC&P”) practices. The review is now complete and the consultant has reported that the Company’s Disclosure Controls and Procedures were operating effectively in 2019. In addition, the Company requested and is in the process of reviewing and considering certain enhancements for implementation.

Based upon that review, the Company’s CEO and CFO concluded that as of the end of the fiscal year, the Company’s DC&P were effective to ensure that information required to be disclosed by the Company in reports

December 31, 2019	Page| 42

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109). Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of applicable U.S. and Canadian securities legislation.

The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2019 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting were effective as of December 31, 2019 and have certified the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the U.S. Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. PricewaterhouseCoopers LLP, independent auditor, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. PricewaterhouseCoopers LLP has expressed an unqualified opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting as of December 31, 2019.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

AUDIT COMMITTEE OVERSIGHT

The Audit Committee reviews, with management and the external auditors, the Company’s MD&A and related consolidated financial statements and approves the release of such information to shareholders. For each audit or quarterly review, the external auditors prepare a report for members of the Audit Committee summarizing key areas, significant issues and material internal control weaknesses encountered, if any.

December 31, 2019	Page| 43

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2018, and other continuous disclosure documents filed by the Company since January 1, 2019 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources.

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43 -101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure.

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, the potential impact of COVID-19 on the Company’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the definitive estimate review, mill and concentrator throughput, the initiation of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be

December 31, 2019	Page| 44

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language regarding reserves and resources” and “Note to United States investors concerning estimates of measured, indicated and inferred resources” in the section titled CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of mineral reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT TO SHAREHOLDERS

The consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (MD&A) are the responsibility of the management of Turquoise Hill. The financial statements and the MD&A have been prepared by management in accordance with IFRS and regulatory requirements, respectively, using management’s best estimates and judgment of all information available up to March 20, 2020.

The Board of Directors has approved the information contained in the consolidated financial statements and the MD&A. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized in Note 2 to the consolidated financial statements.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent auditor, in accordance with the standards of the Public Company Accounting Oversight Board (United States). They have full and unrestricted access to the Audit Committee.

/s/ Ulf Quellmann	/s/ Luke Colton

Ulf Quellmann	Luke Colton
Chief Executive Officer	Chief Financial Officer

March 20, 2020 Montreal, QC, Canada

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turquoisehill.com

Turquoise Hill Resources Ltd.

Suite 3680,1 Place Ville- Marie

Montreal Quebec, Canada

H3B 3P2

TRQ : TSX & NYSE

Turquoise Hill is an international mining company focused on the operation and development of the Oyu Tolgoi copper-gold mine in southern Mongolia